Exhibit 99.2

Form of Proxy Card

EVIATION AIRCRAFT LTD.

PROXY FOR ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD DECEMBER 11, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Items 2 and 3 require an indication of "Personal Interest" (as defined under the Israeli Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 2 and 3  by marking an X in one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of "Personal Interest", see the "Votes Required" section of the Proxy Statement.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVIATION AIRCRAFT LTD.

December 11, 2017

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Please sign, date and mail your proxy card in the
envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	A G A IN ST	ABSTAIN
1.	RESOLVED, that the Amended and Restated Articles of Association of the Company are hereby approved and adopted.	☐	☐	☐
2.	RESOLVED, that the grant of options to Mr. Eyal Rosner, a member of the Board of Directors of the Company, under the terms set forth in Proposal 2 of the Proxy Statement, is hereby approved.	☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 2 by marking an "X" in one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.
I HAVE A PERSONAL INTEREST.

		YES ☐	NO ☐
3.
RESOLVED, that the liability insurance coverage and any renewals, extensions or substitutions, in accordance with the terms described in Proposal 3 of the Proxy Statement, for the benefit of all current and future directors and officers of the Company who may serve from time to time, be and hereby is approved.

		☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 2 by marking an "X" in one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right.
I HAVE A PERSONAL INTEREST.

		YES ☐	NO ☐
4.
RESOLVED, to approve and ratify the appointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the company for the 2017 fiscal year and the period ending at the close of the next annual general meeting and to authorize the Board Of Directors to determine the independent registered public accountants' remuneration.

		☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.